Self-Certification of Financials

I, Aroon Tungare, being the CEO of NODABL Networks, Inc., a C-Corporation, hereby certify the following, as of the date of this Form C:

(i) the accompanying unaudited financial statements of the Company, which comprise the Balance Sheets as of August 5, 2021, and December 31, 2021, and the related Statements of Income (deficit) and Stockholder's Equity for the periods ended August 5, 2021, and December 31, 2021, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects.

(ii) while the Company has not yet filed a tax return for NODABL Networks, Inc. for the year ending December 31, 2021, any tax information in the Financial Statements reflects accurately the information that would be reported in such tax return.

Aroon Tungare
_____
(Signature)

Aroon Tungare
_____
(Name)

CEO
_____
(Title)

April 13, 2022
_____
(Date)

NODABL Networks, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Bank (Nodabl LLC)	3,171.04
Total Bank Accounts	**$3,171.04**
Other Current Assets	
Prepaid Legal Fees-Citron & Deutsch	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$3,171.04**
TOTAL ASSETS	**$3,171.04**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable (NODABL Networks, LLC)	2,199.00
Loan Payable (Texzon Utilities)	9,544.12
Total Other Current Liabilities	**$11,743.12**
Total Current Liabilities	**$11,743.12**
Total Liabilities	**$11,743.12**
Equity	
Opening balance equity	5,239.54
Retained Earnings	
Net Income	-13,811.62
Total Equity	**$ -8,572.08**
TOTAL LIABILITIES AND EQUITY	**$3,171.04**

NODABL Networks, Inc.

Profit and Loss

August 6 - December 31, 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	100.00
Email & Web Expense	12.17
Entertainment Meals	41.92
Filing Fees	50.00
Marketing	23.45
Professional Fees	6,985.52
Software	202.54
Subscriptions	6,396.02
Total Expenses	**$13,811.62**
NET OPERATING INCOME	**$ -13,811.62**
NET INCOME	**$ -13,811.62**

NODABL Networks, LLC

Balance Sheet

As of August 5, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Bank	2,239.54
Total Bank Accounts	**$2,239.54**
Other Current Assets	
Prepaid Legal Fees - Citron & Deutsch	3,000.00
Total Other Current Assets	**$3,000.00**
Total Current Assets	**$5,239.54**
TOTAL ASSETS	**$5,239.54**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable (Texzon Utilities)	12,456.65
Total Other Current Liabilities	**$12,456.65**
Total Current Liabilities	**$12,456.65**
Total Liabilities	**$12,456.65**
Equity	
Partner's Equity	2,500.00
Retained Earnings	0.00
Net Income	-9,717.11
Total Equity	**$ -7,217.11**
TOTAL LIABILITIES AND EQUITY	**$5,239.54**

NODABL Networks, LLC

Profit and Loss

January 1 - August 5, 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	100.00
Email & Web Expense	38.28
Insurance	2,427.97
Marketing	47.19
Network Equipment and Supplies	972.76
Postage and Delivery	11.00
Professional Fees	1,960.00
Promotional Meals	32.26
Software	191.88
Subscriptions	3,635.77
Taxes & Licenses	300.00
Total Expenses	**$9,717.11**
NET OPERATING INCOME	**$ -9,717.11**
NET INCOME	**$ -9,717.11**